UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2023

RSE INNOVATION, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1119258
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

446 BROADWAY, 2nd FLOOR, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(201) 564-0493
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

TABLE OF CONTENTS

RSE INNOVATION, LLC

CONTENTS

ITEM 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   5

ITEM 2.  OTHER INFORMATION 14

IITEM 3.  FINANCIAL STATEMENTS F-1

EXHIBIT INDEX III-1

In this Semi-Annual Report on Form 1-SA (the “Form 1-SA”), references to “we,” “us,” “our,” “RSE Innovation,” or the “Company” mean RSE Innovation, LLC, a Delaware series limited liability company formed on May 20, 2020. Terms that are capitalized but not defined herein shall have the meanings given to them in the Company’s Offering Statement on Form 1-A as filed with the U.S. Securities and Exchange Commission.

Unless otherwise indicated, information contained in this Form 1-SA concerning our industry and the markets in which we operate is based on information from independent industry and research organizations and other third-party sources (including publications, surveys and forecasts), and management estimates. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information.

ii

FORWARD LOOKING STATEMENT DISCLOSURE

This Form 1-SA and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form 1-SA are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-SA, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

For more information regarding the risks and uncertainties that we face, you should refer to the “Risk Factors” detailed in the Post-Qualification Amendment No. 7 to the offering statement on Form 1-A filed by the Company with the Securities and Exchange Commission (the “Commission”) and originally qualified on January 10, 2022 (the “Offering Statement”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Any forward-looking statement made by the Company in this Form 1-SA or any documents incorporated by reference herein or therein speak only as of the date of this Form 1-SA. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Trademarks and Trade Names

From time to time, we own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Form 1-SA may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Form 1-SA is not intended to and does not imply a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this Form 1-SA may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

MASTER SERIES TABLE

The Company is managed by RSE Innovation Manager, LLC (the “Manager”), a single member Delaware limited liability company formed on May 20, 2020, which is owned by Rally Holdings LLC, a Delaware limited liability company that serves as the asset manager for the collection of Innovation Assets (as defined below) owned by the Company and each series (“Rally Holdings” or the “Asset Manager”). The Company’s core business is the identification, acquisition, marketing and management of certain assets anticipated to generate revenue streams, collectively referred to as “Innovation Assets” or the “Asset Class,” for the benefit of the investors. All of the series of the Company shall collectively be referred to herein as the “Series” and the assets and liabilities of each Series will be separate in accordance with Delaware law. The interests of all Series shall collectively be referred to herein as the “Interests” and a purchaser of Interests in any Series (an “Investor”) will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The offerings of the Interests shall collectively be referred to herein as the “Offerings.” There will be a separate Closing with respect to each Offering (each, a “Closing”). The Series assets referenced below shall be referred to herein, collectively, as the “Underlying Assets.” Any individuals, dealers or auction company that own an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset shall be referred to herein as an “Asset Seller.” We intend to distribute all Offerings of the Company principally through the Rally Rd.™ platform and any successor platform used by the Company for the offer and sale of interests (the “Rally Rd.™ Platform” or the “Platform”).

The master series table below, referred to at times as the “Master Series Table,” shows key information related to each Series as of the date hereof. This information will be referenced in the following sections when referring to the Master Series Table.

Series	Qualification Date	Offering Circular	Underlying Asset	Status	Opening Date (1)	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee (3)
#URL2	1/10/2022	(Pre-Qualification Amendment No. 2 to Offering Statement 1)	DIRECTIONS.COM	Closed	1/10/2022	2/3/2022	$10.00	14,000	$140,000 (4)	$11,200
#URL1	2/22/2022	(Post-Qualification Amendment No. 1 to Offering Statement 1)	HOTSPOT.COM	Closed	2/22/2022	3/23/2022	$10.00	19,500	$195,000 (4)	$14,963
#URL3 A basket of 5 Three Letter Domains: NAQ.COM, QOB.COM, UOS.COM, VDT.COM, ZIZ.COM				Cancelled (5)
#URL4 The Collectibles.com Domain				Cancelled (5)
Series #MANTLE319		Mickey Mantle’s Childhood Home	Mickey Mantle’s Childhood Home	Upcoming			$7.00	37,600/47,000	263,200/329,000	$90,743
TOTAL:	-	-	-	-	-	-	-	-	$664,000 (6)	-

Note: Gray shading represents Series for which no Closing of an Offering has occurred. Orange shading represents sale of such Series’ Underlying Asset.

(1)The opening date of a Series will occur no later than two calendar days following the date of qualification of the Offering of such Series by the Commission.  With respect to a Series, the Offering of such Series is subject to qualification by the Commission.

(2)Interests sold in Series are generally limited to 2,000 “qualified purchasers” with a maximum of 500 non-“accredited investors.”

(3)Values are based on current or anticipated negotiations of the terms of the respective purchase option agreements or purchase agreements and maybe subject to change.

(4)Represents the actual values for closed Offerings, including Offering Size, number of Interests sold and sourcing fees at the Closing of the Offering.

(5)Represents an Offering that was cancelled with any potential Investors issued a full refund for their attempted subscription.

(6)Represents the proposed maximum public offering price aggregated across all Series for which an Offering is upcoming, open, or closed, as required for purposes of the Form 5110 submitted to FINRA in connection with Offering Statement 1. Series whose Offerings have been cancelled are not reflected in this total.

At the time of this filing, all of the Series designated as closed in the Master Series Table have commenced operations, are capitalized and have assets and various Series have liabilities. All assets and liabilities related to the Series described in the Master Series Table are the responsibility of the Series from the time of the Closing of the respective Offerings. All Series highlighted gray in the Master Series Table have not Closed, but we have launched, or are in the process of launching, these and subsequent Offerings for additional Series. Series whose Underlying Assets have been sold and have, or will subsequently be dissolved are highlighted orange in the Master Series Table.

ITEM 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our consolidated financial statements and related notes.

Overview

The Company’s core business is the identification, acquisition, marketing and management of certain assets anticipated to generate revenue streams, collectively referred to as the “Innovation Assets” or the “Asset Class”, for the benefit of the investors. The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity Interests in the highest quality Innovation Assets through a seamless investment experience on the Platform. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series. With respect to secondary market transactions in Interests, the Platform serves as the user interface by which Investors submit orders to buy or sell Interests on the Public Private Execution Network Alternative Trading System (the “PPEX ATS”), which is owned and operated by North Capital Private Securities Corporation. For a full description of the Platform’s limited role in secondary trading, see the “Description of the Business – Liquidity Platform” section in Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A filed with the Commission on August 16, 2023.

We believe that collectors and dealers interested in selling their Innovation Assets will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting Innovation Assets. Auction and consignment models may include upwards of ~20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Trends Affecting Our Business

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the Underlying Assets, our ability to acquire and manage Innovation Assets, and the success of our current and future Offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

•We have a limited operating history upon which to base an evaluation of our business and prospects. We have devoted substantially all our efforts to establishing our business and principal operations, which commenced in 2020. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. During the Current Period, no free cash flow distributions were made and no management fee was distributed.

•We are in large part reliant on the Asset Manager and its employees to grow and support our business. The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Asset Manager to source, acquire and manage the Underlying Assets and for the Asset Manager to maintain the Platform. As the Asset Manager has been in existence since only 2021 and is an early-stage startup company, it has no significant operating history. Further, the Asset Manager is also the Asset Manager for RSE Collection, LLC and RSE Archive, LLC, and it may become the Asset Manager of other series limited liability companies with similar business models in the collectible automobiles, memorabilia, alcohol and other Underlying Asset classes in the future. While the Asset Manager thus has some similar management experience, its experience is limited, and it has limited experience selecting or managing assets in the Asset Class. Furthermore, there are a number of key factors that will potentially impact our operating results going forward including the ability of the Asset Manager to:

ocontinue to source high quality Innovation Assets at reasonable prices to securitize through the Platform;

omarket the Platform and the Offerings in individual Series of the Company and attract Investors to the Platform to acquire the Interests issued by Series of the Company;

ofind and retain operating partners to support the regulatory and technology infrastructure necessary to operate the Platform;

ocontinue to develop the Platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and

ofind operating partners to manage the collection of Underlying Assets at a decreasing marginal cost per asset.

•Over the last several years, there has been a significant increase in new company creation that has ultimately resulted in a large increase in domain name registrations and after market transactions. This increase led to a material increase in premium .com domain name valuations. Starting at the beginning of the second quarter of 2022, this growth and appreciation has since declined and is expected to continue to decline in the short to mid-term.

•With the continued increase in popularity of the Asset Class, we expect competition for Innovation Assets to intensify in the future. Although our business model is uncommon in the Asset Class, there is potentially significant competition for the Underlying Assets, which the Company securitizes through its Offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as dealers and auction houses continue to play a prominent role. There are also competing start-up models to facilitate shared ownership of Innovation Assets developing in the industry, which will result in additional competition for Innovation Assets.

•We may be negatively impacted by volatility in the political and economic environment, and a period of sustained inflation across the markets in which we operate could result in higher operating costs. Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and variability. These conditions may impact our business. Further, elevated inflation may negatively impact our business and increase our costs. Sustained inflation across the markets in which we operate could negatively affect any attempts to mitigate the increases to our costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of potential Investors’ spending and investing habits. If RSE Markets, the Asset Manager, the Manager or we are unable to take actions to effectively mitigate the effect of the resulting higher costs, their and/or our financial position could be negatively impacted.

•Our business model relies on the availability of the exemption from registration provided by Tier 2 of Regulation A. Under our business model, we must receive qualification under Tier 2 of Regulation A from the Commission with respect to each Offering of Series Interests. The qualification process has been and may continue to be subject to unanticipated delays, especially if our filings with the Commission are reviewed in full by the staff of the Commission.

At the time of this filing all of the Series designated as closed in the Master Series Table have commenced operations, are capitalized and have assets and various Series have liabilities. All assets and liabilities related to the Series described in the Master Series Table are the responsibility of the Series from the time of the Closing of the respective Offerings.

Investments in Underlying Assets

We provide investment opportunities in Innovation Assets to Investors through the Platform. Innovation Assets are financed through various methods including loans from affiliates of the Manager or other third parties when we purchase an Underlying Asset prior to the Closing of an Offering, and through purchase option agreements or consignment agreements negotiated with third parties or affiliates when we finance the purchase of an Underlying Asset with the proceeds of an Offering. Additional information can be found below and in the Master Series Table. We typically acquire Underlying Assets through the following methods.

•Upfront purchase – the Company or a Series acquires an Underlying Asset from an Asset Seller prior to the launch of the Offering related to the Series.

•Purchase agreement – the Company or a Series enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the Closing of the Offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the Closing.

•Purchase option agreement – the Company or a Series enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset.

•Consignment agreement – the Company or a Series enters into a consignment agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset and under which the Company takes possession of the Underlying Asset during a consignment period.

We received multiple loans or payments from various parties to support the financing of the acquisition of the Underlying Assets for which the details are listed in the tables below. Such payments or loans have been or will be repaid from the proceeds of successful Series’ initial Offering, if necessary. Upon completion of the Offering of each of the Series of Interests, each of the Series shall acquire their respective Underlying Assets for the aggregate consideration consisting of cash and Interests as the Manager may determine in its reasonable discretion in accordance with the disclosures set forth in these Series’ Offering documents. In various instances, as noted in the tables below, the Asset Seller is issued Interests in a particular Series as part of the total purchase consideration to the Asset Seller. In addition, there are instances where the Company finances an acquisition through the proceeds of the Offering, as in the case of a purchase option, and therefore requires no additional financing or only financing to make an initial down payment, as the case may be.

The Company incurred the “Acquisition Expenses,” which include costs relating to the authentication and verification of the Underlying Asset, identification fees, and other costs detailed in the Manager’s allocation policy, listed in the tables below, the majority of which are capitalized into the purchase prices of the various Underlying Assets. Acquisition Expenses such as interest expense on a loan to finance an acquisition or marketing expenses related to the promotional materials created for an Underlying Asset are not capitalized. The Acquisition Expenses are generally initially funded by the Manager or its affiliates but will be reimbursed with the proceeds from an Offering related to such Series to the extent described in the applicable Offering documents. In the event that certain Acquisition Expenses are anticipated prior to the Closing of an Offering but are incurred only after the Closing, for example identification fees related to the Underlying Asset, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering.

In addition to acquiring Underlying Assets, from time to time the Company receives take-over offers for certain Underlying Assets. Per the terms of the Company’s Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”), the Company, together with the Manager and the Manager’s Advisory Board evaluates the offers and determines if it is in the interest of the Investors to sell the Underlying Asset. In evaluating the offers, the Manager also considers the preference of Investors in the related Series as expressed by the nonbinding voting results of a poll of such Investors on the question whether to sell the Underlying Asset. In certain instances, the Company may decide to sell an Underlying Asset that is on the books of the Company but not yet transferred to a particular Series, because no Offering has yet occurred. In these instances, the anticipated Offering related to such Underlying Assets will be cancelled.

“Current Period” refers to the time period between January 1, 2023 and June 30, 2023. “Prior Period” refers to the time period between January 1, 2022 and June 30, 2022. “Prior Year” refers to the year ended December 31, 2022.

During the Current Period, there were no purchase agreements signed to acquire assets. On May 20, 2022, RSE Portfolio, LLC, a related entity, entered into a Contract of Sale of Real Estate to acquire the Underlying Asset on behalf of Series #MANTLE319 for a purchase price of $175,000. The closing for the Underlying Asset under the Series #MANTLE319 Contract of Sale of Real Estate occurred on June 1, 2022. RSE Portfolio, LLC deeded the Underlying Asset to Series #MANTLE319 effective as of June 15, 2022, pursuant to a Quit Claim Deed by and between RSE Portfolio, LLC and Series #MANTLE319. Series #MANTLE319 was transferred from RSE Portfolio, LLC to RSE Innovation, LLC on April 11, 2023.

Series - Series Name	Agreement Type - Date of Agreement	Closing Date	Purchase Price	Financed via - Officer Loan / 3rd Party Loan	Financed via – the Manager	Financed via - Offering Proceeds	Interests Issued to Asset Seller	Percent Owned by Asset Seller	Acquisition Expenses

Total for 1/1/2023 – 6/30/2023	New Agreements: 0	Closing: 0	$0	$0	$0	$0	$0	-	$0
Total for 1/1/2022 – 6/30/2022	New Agreements: 1	Closing: 0	$330,000	$0	$0	$249,760	$80,240	-	$0

Note: New Agreements represent only those agreements signed  in the Current period.

Note: Purchase Price, Down payment Amount, Financings and Acquisition Expenses represent only the incremental amounts for the Current Period i.e., if an Underlying Asset was purchased in a previous period, but had a Closing in the Current period, it would not contribute to the totals for the Current Period.

At the end of the Current Period, there were no Offering of Series Interests ongoing.

Series	Qualification Date	Underlying Asset	Offering Price per Interest	Membership Interests	Offering Size	Sourcing Fee	Opening Date	Closing Date

Total 1/1/2023 – 6/30/2023		0 Series	-	-	-	$0	-	-
Total 1/1/2022 – 6/30/2022		2 Series	-	-	-	$42,938	-	-

There were no Series that closed during the Current Period.

Series / Series Name	Qualification Date	Underlying Asset	Purchase Price	Opening Date	Closing Date	Date Underlying Asset Acquired	Offering Price per Interest	Membership Interests	Offering Size

Total 1/1/2023 – 6/30/2023		0 Series	$0	-	-	-	-	-	$0
Total 1/1/2022 – 6/30/2022		2 Series	$300,000	-	-	-	-	-	$335,000

Operating Results for the Current Period and the Prior Period

Changes in operating results are impacted significantly by any increase or decrease in the number of Underlying Assets that the Company, through the Asset Manager, operates and manages. During the Current Period and the Prior Period, the Company engaged in acquiring Underlying Assets, entering into Purchase and Purchase Option Agreements, launching Offerings, Closing Offerings, and selling Underlying Assets. Additional information can be found below in the Asset Acquisitions, Purchase Options and Asset Sales subsection, the trend information and the Investments in Underlying Assets sections above, or above in the Master Series Table.

Revenues

Revenues were generated at the Company or the Series level. The Company accounted for revenues in accordance with ASC 606, Revenue from Contracts with Customers. The Underlying Asset for Series #URL4, which was transferred to Rally Holdings on December 1, 2022, generated $22,167 of leasing revenues during the Prior Period. Because the Underlying Asset was owned by the Company prior to the Series Offering being cancelled and the Underlying Asset was transferred to Rally Holdings prior to the end of the Current Period, the revenues generated in the Prior Period were attributable to RSE Innovation, LLC.

No revenue models have been demonstrated at the Company or Series level since the Current Period and we do not expect either the Company or any of its Series to generate any revenues for some time. We will update the appropriate disclosure at such time as revenue models have been demonstrated.

Operating Expenses

The Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) incurred prior to the Closing of an Offering related to any of the Underlying Assets are being paid by the Manager and recognized by the Company as capital contributions and will not be reimbursed by the Series. Each Series of the Company will be responsible for its own Operating Expenses beginning on the Closing date of the Offering for such Series Interests.  However, the Manager has agreed to pay and not be reimbursed for certain limited expenses, such as post-closing Operating Expenses incurred and recorded by Series’ of the Company through the Current Period and Prior Period. These are accounted for as capital contributions by each respective Series.

Consolidated Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) for the Company and all of the Series that are presented as expenses and losses in the Consolidated Statements of Operations summarized by category for the Current Period and the Prior Period as follows:

		Consolidated Operating Expenses
	Current Period	Prior Period	Difference	% Change	Note
Storage	$ -	$ -	$-	N/A
Custodial Fees	-	-	-	N/A
Maintenance	614	-	614	N/A	New asset class in Current Period with maintenance costs
Appraisal and Valuation Fees	-	-	-	N/A
Bookkeeping and Accounting Fee	246	191	55	29%	Increase in number of assets
Ongoing Registrar Fees	-	-	-	N/A
Marketing Expense	-	-	-	N/A
Banking Fees	-	-	-	N/A
Property Tax	-	-	-	N/A
Insurance	377	-	377	N/A	New asset class in Current Period with insurance
Write-off of Capitalized Expense	2,250	-	2,250	N/A	Cancellation of related Series.
Consolidated	$3,487	$191	$3,296	1723%

See Consolidated Statements of Operations for details of each Series’ expenses, gains and losses for the Current Period and Prior Period. Increases in expenses for Current Period is mainly related to the acquisition of the Series #MANTLE319 in April 2023.

Expenses, gains and losses
Applicable Series	Current Period	Prior Period
Total Series	$2,028	$285
RSE Innovation	2,250	-
Consolidated	$3,487	$285

Asset Acquisitions, Purchase Options and Asset Sales

The table below summarizes agreements related to asset acquisitions or asset disposal that were signed during the Current Period and Prior Period and present the value of Underlying Assets represented by those agreements.

	# of Assets Disposed	Total Value of Assets Disposed ($)	# of Assets Acquired	Total Value Assets Acquired ($)	# of Purchase Option Agreements	Total Value of Purchase Option Agreements ($)	# of Purchase Agreements	Total Value of Purchase Agreements ($)	Grand Total #	Grand Total Value ($)
Current Period	(0)	$ 0	0	$ 0	0	$ 0	0	$ 0	0	$ 0
Prior Period	(0)	$ 0	3	$ 630,000	1	$ 330,000	2	$ 330,000	3	$ 630,000

Note: Table represents agreements signed within the respective periods and value of Underlying Assets represented by the agreements.

Note: #URL4 was transferred to Rally Holdings LLC on December 1, 2022

See “Note C – Related Party Transactions” of our accompanying Notes to Consolidated Financial Statements for additional information on asset acquisitions.

Liquidity and Capital Resources

From inception, the Company and each Series have financed their business activities through capital contributions to the Company and individual Series from the Manager (or its affiliates). Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings for individual Series may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) for such individual Series at the sole discretion of the Manager.

The Company has experienced recurring net losses and negative operating cash flows since inception except for the Prior Year. During the Prior Year, the Company generated revenues from an asset that has been transferred to a related party and will not generate future revenue. The Company accounted for revenues in accordance with ASC 606, Revenue from Contracts with Customers, but it still had negative cash flow from operations. Neither the Company nor any of the Series has generated revenues or profits during the Current Period.

On a total consolidated basis, the Company generated the following: Income / (Loss), Net Working Capital, and Retained Earnings / (Accumulated Deficits). Additionally, each listed Series for which an Underlying Asset was owned as of the end of the Current Period and the end of the Prior Period has incurred net losses since their respective dates of acquisition and have an accumulated deficit at the end of the Current Period and at the end of the Prior Year.

Period	Income / (Loss)
Current Period	($3,487)
Prior Period	$21,976

Period	Net Working Capital	Retained Earnings / (Accumulated Deficit)
Current Period	($180,855)	($4,064)
Prior Year	$25,246	$24,423

All of the liabilities on the balance sheet as of the end of the Current Period are obligations to third-parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future Offerings for the various Series of Interests. The Company and the Series finance their business activities through capital contributions from the Manager or its affiliates and from members to the individual Series. Until such time as any Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) for individual Series once the Offerings are closed, listed in the table above, at the sole discretion of the Manager. There can be no assurance that the Manager or RSE Markets, Inc. will continue or have the ability to fund operations or provide financial support to the Company and each listed Series. If the Company and each listed Series does not continue to obtain financing from the Manager or RSE Markets, Inc. they will be unable to pay their obligations as they come due, including the obligation of each listed Series. As a result, these conditions raise substantial doubt about the Company's and each listed Series' ability to continue as a going concern for the twelve months following the date of this filing.

Cash and Cash Equivalent Balances

As of the end of each of the Current Period and the Prior Year, the Company and the Series for which Closings had occurred, had total cash or cash equivalents balances as set forth below (see Consolidated Balance Sheets for details of each Series’ cash or cash equivalent balances for the Current and Prior Year):

Cash and Cash Equivalent Balance
	Current Period	Prior Year
Total Series Cash and Cash Equivalent Balance	$2,525	$2,525
RSE Innovation	180	-
Total Cash and Cash Equivalent Balance	$2,705	$2,525

Note: Only includes Series for which an Offering has closed. RSE Innovation cash balance represents loans or capital contributions to be used for future payment of Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements).

Financial Obligations of the Company

On November 24, 2020, RSE Markets and Rally Holdings replaced its original 2019 $2.25 million demand note with a $10.0 million credit facility (the “CF”) with Upper90 Capital Management, LP. While the amounts borrowed under the CF were used to make asset purchases, neither the Company nor any Series was a borrower under the CF, neither was responsible for repayment of any amounts outstanding, and neither was jointly and severally liable under the CF. RSE Markets had drawn upon the CF on two separate times, November 24, 2020 and January 29, 2021 (each such date, the “Credit Date”). The CF had an interest rate of 15.00% per annum, and a maturity date for each tranche of the earlier of (i) the two-year anniversary of the Credit Date of the respective tranche, and (ii) November 24, 2024 (or such earlier date on which the Loans became due and payable). The CF contained covenants and indemnification obligations that are customary for credit arrangements of this type. The Company could not use the CF to purchase intangible assets. As of December 31, 2022, RSE Markets paid back all amounts due under the CF and the CF was terminated.

From time to time, the Asset Manager, affiliates of the Manager or third parties may make non-interest-bearing payments or loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing payments or loans used to acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series.   No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

See “Note A – Description of Organization and Business Operations – Liquidity and Capital Resources” and “Note D – Debt” of our accompanying Notes to the Consolidated Financial Statements for additional information.

Recent Developments

The following sets forth updated information with respect to events that have occurred subsequent to the Current Period.

Event	Description
Offerings Opened	0
Offerings Closed	0
Underlying Assets Purchased	0 Purchase Agreements signed 0 Purchase Option Agreements signed 0 Upfront Purchase Agreements signed
Underlying Assets Sold	0
Acquisition Expenses	$0

ITEM 2. OTHER INFORMATION

None.

IITEM 3.  FINANCIAL STATEMENTS

CONTENTS

PAGE

RSE INNOVATION, LLC AND VARIOUS SERIES:

Consolidated Balance Sheets

as of June 30, 2023 (unaudited) and December 31, 2022 (audited)F-1

Consolidated Statements of Operations

for the six months ended June 30, 2023 (unaudited) and 2022 (unaudited)F-3

Consolidated Statements of Members’ Equity/(Deficit)

for the six months ended June 30, 2023 (unaudited) and 2022 (unaudited)F-5

Consolidated Statements of Cash Flows

for the six months ended June 30, 2023 (unaudited) and 2022 (unaudited)F-6

Notes to Consolidated Financial Statements F-8

RSE INNOVATION, LLC

Consolidated Balance Sheets as of June 30, 2023 (unaudited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$1,625	$900	$-	$2,705
Due From the Manager or its Affiliates	-	-	-	-
Prepaid Insurance	-	-	1,611	1,611
Accounts Receivable	-	-	-	-
Total Current Assets	1,625	900	1,611	4,316
Other Assets
Innovation Asset - Deposit	-	-	-	-
Innovation Asset - Owned	175,029	125,450	184,961	485,440
TOTAL ASSETS	$176,654	$126,350	$186,572	$489,756

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$180	$180
Insurance Payable	-	-	-	-
Income Taxes Payable	-	-	-	-
Accrued Property Tax	-	-	-	-
Due to the Manager or its Affiliates	29	-	184,962	184,991
Total Liabilities	29	-	185,142	185,171
Member's Equity
Membership Contributions	176,625	126,350	-	302,975
Capital Contribution for Operating Expense	323	364	5,830	5,674
Capital Contribution for shortfall at Offering close	-	-	-	-
Distribution to RSE Innovation	-	-	-	-
Retained Earnings / (Accumulated Deficit)	(323)	(364)	(4,400)	(4,064)
Members' Equity	176,625	126,350	1,430	304,585
TOTAL LIABILITIES AND MEMBERS' EQUITY	$176,654	$126,350	$186,572	$489,756

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Consolidated Balance Sheets as of December 31, 2022 (audited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$ 1,625	$ 900	$ -	$ 2,525
Prepaid Insurance	-	-	707	-
Due From the Manager or its Affiliates	-	-	-	25,000
Total Current Assets	1,625	900	707	27,525
Other Assets
Innovation Asset - Deposit	-	-	-	-
Innovation Asset - Owned	175,029	125,450	184,962	302,729
TOTAL ASSETS	$ 176,654	$ 126,350	$ 185,669	$ 330,254

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$ -	$ -	$ 65	$ -
Insurance Payable	-	-	-	-
Income Taxes Payable	-	-	-	-
Deferred Revenue	-	-	-	-
Accrued Property Tax	-	-	234	-
Due to the Manager or its Affiliates	29	-	184,962	2,279
Total Liabilities	29	-	185,261	2,279
Member's Equity
Membership Contributions	176,625	126,350	-	302,975
Capital Contribution for Operating Expense	200	241	3,026	577
Capital Contribution for shortfall at Offering close	-	-	-	-
Distribution to RSE Innovation	-	-	-	-
Retained Earnings / (Accumulated Deficit)	(200)	(241)	(2,618)	24,423
Members' Equity	176,625	126,350	408	327,975
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 176,654	$ 126,350	$ 185,669	$ 330,254

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2023 (unaudited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated
Revenue, expenses, gains and losses
Leasing Revenue	-	-	-	-
Storage	-	-	-	-
Custodial Fees	-	-	-	-
Maintenance	-	-	(695)	(614)
Appraisal and Valuation Fees	-	-	-	-
Bookkeeping and Accounting Fees	(123)	(123)	-	(246)
Ongoing Registrar Fees	-	-	-	-
Marketing Expense	-	-	-	-
Banking Fees	-	-	-	-
Property Tax	-	-	(234)	-
Insurance	-	-	(853)	(377)
Gain on Sale	-	-	-	-
Loss on Sale	-	-	-	-
Write-off of capitalized expense	-	-	-	(2,250)
Income / (Loss) Before Income Taxes	(123)	(123)	(1,782)	(3,487)
Provision for Income Taxes	-	-	-	-
Net Income / (Loss)	$(123)	$(123)	$(1,782)	$(3,487)

Basic and Diluted (Loss) per Membership Interest	$(0.01)	$(0.01)	$
Weighted Average Membership Interests	19,500	14,000

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2022 (unaudited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated
Revenues, expenses, gains and losses
Leasing Revenue	$ -	$ -	$ -	$ 22,167
Storage	-	-	-	-
Insurance	-	-	(75)	-
Property Tax	-	-	(19)	-
Custodial Fees	-	-	-	-
Appraisal and Valuation Fees	-	-	-	-
Bookkeeping and Accounting Fees	(75)	(116)	-	(191)
Ongoing Registrar Fees	-	-	-	-
Marketing Expense	-	-	-	-
Banking Fees	-	-	-	-
Gain on Sale	-	-	-	-
Loss on Sale	-	-	-	-
Loss on Impairment	-	-	-	-
Income / (Loss) Before Income Taxes	(75)	(116)	(94)	21,976
Provision for Income Taxes	-	-	-	-
Net Income / (Loss)	$ (75)	$ (116)	$ (94)	$ 21,976

Basic and Diluted (Loss) per Membership Interest	$ (0.00)	$ (0.01)
Weighted Average Membership Interests	19,500	14,000

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2023 and 2022 (unaudited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated
Balance January 1, 2022	$ -	$ -	$ -	$ -
Distribution	-	-	-	-
Membership Contributions	176,625	126,350	-	302,975
Capital Contribution for Operating Expenses	75	116	1,630	191
Capital Contribution for shortfall at Offering close	-	-	-	-
Distribution to RSE Innovation	-	-	-	-
Distribution to Series	-	-	-	-
Net Income / (Loss)	(75)	(116)	(94)	21,976
Balance June 30, 2022	$ 176,625	$ 126,350	$ 1,536	$ 325,142

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated
Balance January 1, 2023	$176,625	$126,350	$408	$327,975
Distribution	-	-	-	(25,000)
Membership Contributions	-	-	-	-
Capital Contribution for Operating Expenses	123	123	2,804	5,098
Capital Contribution for shortfall at Offering close	-	-	-	-
Distribution to RSE Innovation	-	-	-	-
Distribution to Series	-	-	-	-
Net Income / (Loss)	(123)	(123)	(1,782)	(3,487)
Balance June 30, 2023	$176,625	$126,350	$1,430	$304,585

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2023 (unaudited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$(123)	$(123)	$(1,782)	$(3,487)
Adjustments to reconcile net (loss) cash
Expenses Paid by Manager and Contributed to the Company / Series	123	123	2,804	2,617
(Gain) / Loss on sale of Asset	-	-	-	-
Write-off of capitalized expense	-	-	-	2,250
Prepaid Insurance	-	-	(904)	(1,380)
Accounts Receivable	-	-	-	-
Accounts Payable	-	-	115	180
Insurance Payable	-	-	-	-
Deferred Revenue	-	-	-	-
Income Taxes Payable	-	-	-	-
Accrued Property Tax	-	-	(234)	-
Due from the Manager or its Affiliates	-	-	-	25,000
Due to the Manager or its Affiliates	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	25,180

Cash flow from investing activities:
Deposits on Innovation asset	-	-	-	-
Investment in Innovation asset	-	-	-	-
Proceeds from Disposition of Asset	-	-	-	-
Cash used in investing activities	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-
Proceeds on borrowings from manager and affiliates, net of repayments	-	-	-	-
Distribution to the Manager or its Affiliates	-	-	-	(25,000)
Contribution from Series to RSE Innovation	-	-	-	-
Capital Contribution	-	-	-	-
Contribution by Manager for future operating expenses	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-
Cash provided by / (used in) financing activities	-	-	-	(25,000)

Net change in cash	-	-	-	180
Cash beginning of period	1,625	900		2,525
Cash end of period	$1,625	$900	$-	$2,705
Supplemental Cash Flow Information:
Membership Interests issued to Asset Seller as consideration				$-
Forgiveness of amounts due to manager and Contributed to the Company/Series				$2,250
Transfer of Series #MANTLE319 for amounts due to the Manager or its Affiliates			$184,961	$184,961

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2022 (unaudited)

	Series #URL1	Series #URL2	Series #MANTLE319	Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$ (75)	$ (116)	$ (94)	$ 21,976
Adjustments to reconcile net (loss) / income to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	75	116	1,630	191
(Gain) / Loss on sale of Asset	-	-	-	-
Impairment loss on Innovation asset	-	-	-	-
Accounts Receivable	-	-	-	-
Prepaid Insurance	-	-	(1,555)	-
Accrued Property Tax	-	-	19	-
Prepaid Storage	-	-	-	-
Accounts Payable	-	-	-	-
Insurance Payable	-	-	-	-
Deferred Revenue	-	-	-	2,833
Income Taxes Payable	-	-	-	-
Accrual of Interest	-	-	-	-
Due from the Manager or its Affiliates	-	-	-	(25,000)
Due to the Manager or its Affiliates	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-

Cash flow from investing activities:
Deposits on Innovation asset	-	-	-	-
Investment in Innovation asset	(175,000)	(125,450)	(176,369)	(633,150)
Proceeds from Sale of Asset	-	-	-	-
Cash provided by / (used in) investing activities	(175,000)	(125,450)	(176,369)	(633,150)

Cash flow from financing activities:
Proceeds from sale of membership interests	176,625	126,350	-	302,975
Proceeds on borrowings from manager and affiliates, net of repayments	-	-	176,369	256,700
Distribution to Series	-	-	-	-
Contribution from Series to RSE Innovation	-	-	-	-
Contribution related to Offering Closings and Asset Sales	-	-	-	-
Contribution by Manager for future operating expenses	-	-	-	-
Distribution to RSE Innovation	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-
Cash provided by / (used in) financing activities	176,625	126,350	176,369	559,675

Net change in cash	1,625	900	-	(73,475)
Cash beginning of period	-	-	-	76,000
Cash end of period	$ 1,625	$ 900	$ -	$ 2,525

See accompanying notes, which are an integral part of these financial statements.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RSE Innovation, LLC (the “Company,” “RSE Innovation,” “we,” “us,” or “our”) is a Delaware series limited liability company formed on May 20, 2020. The Company’s core business is the identification, acquisition, marketing and management of certain intangible assets (including domain names and media royalties), collectively referred to as “Innovation Assets” or the “Asset Class,” for the benefit of the investors. The Company is wholly owned and managed by RSE Innovation Manager, LLC, a Delaware limited liability company (the “Manager”). The Manager is a single-member Delaware limited liability company wholly owned by Rally Holdings LLC (“Rally Holdings” or the “Asset Manager”). Rally Holdings is a single-member Delaware limited liability company wholly owned by RSE Markets, Inc., a Delaware corporation (“RSE Markets”). RSE Markets was the manager of the Company and served as the asset manager until March 26, 2021, at which point RSE Innovation Manager, LLC and Rally Holdings replaced RSE Markets as Manager and Asset Manager, respectively. The Asset Manager is a technology and marketing company that operates the Rally Rd.™ platform (the “Platform”) and manages the Company, through the Manager, and the assets owned by the Company in its role as the Asset Manager of each Series.

The Company issues membership interests (the “Interests”) in a number of separate individual series (each, a “Series”) of the Company (each, an “Offering”). There will be a separate closing with respect to each Offering (each, a “Closing”). Each Series will own a unique Innovation Asset (an “Underlying Asset”) and the assets and liabilities of each Series will be separate in accordance with Delaware law. A purchaser of Interests (an “Investor”) in any Series acquires a proportional share of assets, liabilities, profits, and losses as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an Offering related to that particular Series is a single Underlying Asset (plus any cash reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) as well as certain liabilities related to expenses pre-paid by the Asset Manager. Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset are referred to as “Asset Sellers.” “Current Period” refers to the time period between January 1, 2023 and June 30, 2023. “Prior Period” refers to the time period between January 1, 2022 and June 30, 2022. “Prior Year” refers to the time period between January 1, 2022 and December 31, 2022.

All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.

OPERATING AGREEMENT

General:

In accordance with the Operating Agreement, each Investor in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

Operating Expenses:

After the Closing of an Offering, each Series is responsible for its own Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses). Prior to the Closing, Operating Expenses are borne by the Manager or the Asset Manager and not reimbursed by the economic members of a particular Series. Should post-Closing Operating Expenses exceed revenues or cash reserves, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series and be entitled to reimbursement of such amount from future revenues generated by the Series (the “Operating Expenses Reimbursement Obligation(s)”), on which the Manager or the Asset Manager may impose a rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new Investors, and may include the Manager or its affiliates or the Asset Manager.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Fees:

Sourcing Fee: The Manager expects to receive a fee, as determined by the Manager, at the Closing of each successful Offering for its services of sourcing the Underlying Assets (the “Sourcing Fee”), which may be waived by the Manager in its sole discretion.

Brokerage Fee:  With respect to Offerings, the broker of record (the “BOR”) received a fee (the “Brokerage Fee”) of 1.0% of the cash proceeds from the Offering for facilitating the sale of securities.

Custody Fee: With respect to Offerings, the custodian of Interests (the “Custodian”), holding custody of the securities upon issuance, will receive a fee equal to the greater of (i) 0.75% on Interests sold in an Offering and (ii) $500 (the “Custody Fee”).

Free Cash Flow Distributions:

At the discretion of the Manager, a Series may make distributions of Free Cash Flow (as described in Note F – Free Cash Flow Distributions and Management Fees) to both the holders of economic Interests in the form of a dividend and the Manager in the form of a Management Fee (as described in Note F – Free Cash Flow Distributions and Management Fees).

In the case that Free Cash Flow (as described in Note F – Free Cash Flow Distributions and Management Fees) is available for distribution and such distributions are made, at the sole discretion of the Manager, the Investors will receive no less than 50% of Free Cash Flow available for distribution and the Manager will receive up to 50% of Free Cash Flow available for distribution in the form of a Management Fee (as described in Note F – Free Cash Flow Distributions and Management Fees) for management of the applicable Underlying Asset. The Management Fee is accounted for as an expense to the relevant Series rather than a distribution from Free Cash Flow.

Success Fee:

Upon the sale of an Underlying Asset associated with a Series whose initial Offering commenced on or after January 1, 2023, if the Capital Proceeds, as defined in the Operating Agreement, are greater than an amount equal to 110% of the Offering Amount of the Series, as defined in the Operating Agreement, then the Asset Manager shall be entitled to be paid by the Series an amount (the “Success Fee”) calculated as follows:

•If the Capital Proceeds are equal to an amount greater than 110% of the Offering Amount of the related Series but less than or equal to 120% of the Offering Amount of such Series, then the Success Fee shall be an amount equal to 10% of the amount by which the Capital Proceeds exceed 110% of the Offering Amount; or

•If the Capital Proceeds are equal to an amount greater than 120% of the Offering Amount of the related Series, then the Success Fee shall be an amount equal to the sum of one percent (1%) of the Offering Amount plus twenty percent (20%) of the amount by which the Capital Proceeds exceed 120% of the Offering Amount.

The Asset Manager may, in its sole discretion, waive any or all of the Success Fee.  The Company has not yet commenced any new Offerings after December 31, 2022, and therefore no Series are currently subject to the Success Fee.

Other:

The Manager is responsible for covering its own expenses. Certain of the Underlying Assets are self-insured by the Manager, the Asset Manager and the Series that owns the underlying asset, and all take the full risk of loss on these Underlying Assets.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

LIQUIDITY AND CAPITAL RESOURCES

The Company and each listed Series have experienced recurring net losses and negative operating cash flows since inception except for the Prior Period. During the Prior Period, the Company generated revenues from an asset that has been transferred to a related party and accounted for revenues of the Prior Period in accordance with ASC 606, Revenue from Contracts with Customers, but it still had negative cash flow from operations. Neither the Company nor any Series has generated revenues or profits in the Current Period.

On a total consolidated basis, the Company generated the following: Income / (Loss), Net Working Capital, and Retained Earnings / (Accumulated Deficits). Additionally, each listed Series for which an Underlying Asset was owned as of the end of the Current Period and the end of the Prior Period has incurred net losses since their respective dates of acquisition and have an accumulated deficit at the end of the Current Period and at the end of the Prior Year.

Period	Income / (Loss)
Current Period	($3,487)
Prior Period	$21,976

Period	Net Working Capital	Retained Earnings / (Accumulated Deficit)
Current Period	($180,855)	($4,064)
Prior Year	$25,247	$24,423

All of the liabilities on the balance sheet as of the end of the Current Period are obligations to third-parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future Offerings for the various Series of Interests. The Company and the Series finance their business activities through capital contributions from the Manager or its affiliates and from members to the individual Series. Until such time as any Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) for individual Series once the Offerings are closed, listed in the table above, at the sole discretion of the Manager. There can be no assurance that the Manager or RSE Markets, Inc. will continue or have the ability to fund operations or provide financial support to the Company and each listed Series. If the Company and each listed Series does not continue to obtain financing from the Manager or RSE Markets, Inc. they will be unable to pay their obligations as they come due, including the obligation of each listed Series. As a result, these conditions raise substantial doubt about the Company's and each listed Series' ability to continue as a going concern for the twelve months following the date of this filing.

Cash on the books of the Company is reserved for funding future pre-Closing Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) or Acquisition Expenses (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), as the case may be. Cash on the books of each Series is reserved for funding of post-Closing Operating Expenses. During the Current Period, the Manager paid for the Operating Expenses related to the Company and any Series that has closed Offerings and elected not to be reimbursed. When the Manager pays for certain Operating Expenses related to a Series that have closed Offerings and elects not to be reimbursed, these payments are accounted for as capital contributions and are further described in Note B – Summary of Significant Accounting Policies – Operating Expenses.

INITIAL OFFERINGS

All Series for which a closing had occurred as of the date of the financial statements that had commenced operations were capitalized and had assets. Additionally, various Series have liabilities. The table outlined in Note B – Summary of Significant Accounting Policies – Members’ Equity outlines all Offerings for which a Closing has occurred during the Current Period and the Prior Period.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Any Offerings that have closed as of the date of the financial statements were conducted in accordance with Tier 2 of Regulation A and qualified under an Offering Statement. Upon the closing of a Series Offering, separate financial statements are presented for each such Series and each is consolidated in the financial statements of the Company after eliminating inter-company balances and transactions. In cases where an Underlying Asset is transferred to the Series in advance of the launching of the related Offering, as in the case of Series #MANTLE319 (see Note C – Related Party Transactions of our accompanying Notes to Consolidated Financial Statements for additional information), separate financial statements are presented for such Series before the closing of the related Offering. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

2.Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events.  Accordingly, the actual results could differ significantly from our estimates.

3.Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents.

4.Offering Expenses:

Offering expenses (the “Offering Expenses”) related to the Offering for a specific Series consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed Offering and will generally be charged to members’ equity upon the completion of the proposed Offering. Expenses that are incurred prior to the Closing of an Offering for such Series that are funded by the Manager and will generally be reimbursed through the proceeds of the Offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to the Offerings for all Series that have had a Closing as of the date of the financial statements and potentially other future Offerings.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5.Operating Expenses:

Operating Expenses (as described below) related to a particular Underlying Asset include storage, insurance, property tax, transportation (other than the initial transportation from the Underlying Asset’s location to the Manager’s storage facility prior to the Offering, which is treated as an Acquisition Expense (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), maintenance, bookkeeping and accounting fees and other Underlying Asset specific expenses as detailed in the Manager’s allocation policy, together the “Operating Expenses”.  We distinguish between pre-Closing and post-Closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Offering, expenses of this nature that are incurred prior to the Closing of an Offering of Series of Interests, are funded by the Manager and are not reimbursed by the Company, the Series or economic members. Expenses in this case are treated as capital contributions from the Manager to the Company or Series and are summarized in the table below. During the Current Period and Prior Period, the Company incurred pre-Closing Operating Expenses and individual Series that had closed Offerings incurred post-Closing Operating Expenses as presented in the Consolidated Statements of Operations.

Period	Total Series Pre-Closing Operating Expense Capital Contributions	Total Series Post-Closing Operating Expense Capital Contributions	Consolidated
Current Period	$5,235	$246	$5,098
Prior Period	$1,630	$191	$191

During the Current Period and Prior Period, the Company incurred pre-Closing Operating Expenses and individual Series that had closed Offerings incurred post-Closing Operating Expenses not including gains on sale and investment income as presented in the Consolidated Statements of Operations.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6.Capital Assets:

Underlying Assets are recorded at cost. The cost of the Underlying Assets includes the purchase price, including any deposits for the Underlying Asset funded by the Manager and “Acquisition Expenses,” which include transportation of the Underlying Asset to the Manager’s storage facility, pre-purchase inspection, pre-Offering refurbishment, and other costs detailed in the Manager’s allocation policy.

The Company treats Underlying Assets as collectible and, therefore the Company will not depreciate or amortize the Underlying Assets going forward. The Underlying Assets are considered long-lived assets as well as indefinite lived intangible assets and will be subject to an annual test for impairment. These Underlying Assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the fair value of the asset. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not recognize any impairment charges during the Current Period or the Prior Period. During the Current Period, the Company wrote off $2,250 of capitalized expense incurred that related to a potential asset that was eventually not acquired.

The Underlying Assets are initially purchased by the Company, either prior to launching an Offering or through the exercising of a purchase option simultaneous with the Closing of an Offering for a particular Series. At Closing of an Offering for a Series of Interests the Underlying Assets, including capitalized Acquisition Expenses, are then transferred to the Series, unless an Underlying Asset is transferred to the Series in advance for the launching of an Offering, as in the case of Series #MANTLE319, which will be disclosed in the related Offering Statement. Underlying Assets are transferred at cost less any impairment, and the Company receives cash from the Series from the proceeds of the Offering. The Company uses the proceeds of the transfer to pay off any debt or amounts owed under purchase options and Acquisition Expenses. Acquisition Expenses related to a particular Series, which are incurred prior to the Closing of an Offering are initially funded by the Manager but will be reimbursed with the proceeds from an Offering related to such Series, to the extent described in the applicable Offering document. The Company does, however, retain additional cash from the proceeds of the Offering on the Series balance sheet to cover Acquisition Expenses that are anticipated prior to the Closing but incurred after the Closing of an Offering. Acquisition Expenses are capitalized into the cost of the Underlying Asset as per the table below. The Series uses the remaining cash to repay any accrued interest on loans or marketing expenses related to the preparation of the marketing materials for a particular Offering, by distributing the applicable amount to the Company, accounted for as “Distribution to RSE Innovation” on the balance sheet. Furthermore, the Series distributes the appropriate amounts for Brokerage Fee, the Custody Fee and, if applicable, the Sourcing Fee using cash from the Offering. Should a proposed Offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions, and the Acquisition Expenses will be expensed.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company, through non-interest-bearing payments from the Manager or loans from officers of the Manager and third parties, has acquired Underlying Assets since the beginning of the Prior Period. For all Innovation Assets held as of the end of the Current Period and Prior Period, the following table presents all costs capitalized on the acquisition of Underlying Assets during the Current Period and Prior Period.

Capitalized Costs
Applicable Series		Purchase Price / Down payment	Acquisition Costs	Total
#URL2	(1)	$125,000	$450	$125,450
#URL1	(1)	175,000	28.84	175,029
#MANTLE319	(2)	176,369	8,593	184,961
Total - Current Period		$476,369	$9,072	$485,440
Total Prior Year		$ 300,000	$ 2,729	$ 302,729

(1)Offering for Series Interests closed as of the end of the Current Period and Underlying Asset owned by applicable Series.

(2)Underlying Asset is owned by applicable Series and offering for Series Interests has not launched yet as of the end of the Current Period.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

7.Members’ Equity:

Members’ equity for the Company and any Series consists of Membership Contributions, Capital Contributions, Distributions and Retained Earnings / (Accumulated Deficit).

Membership Contributions are made to a Series from a successful Closing of an Offering and are calculated by taking the amount of Interests sold in an Offering, net of Brokerage Fee, Custody Fee and Sourcing Fee as shown in the table below. In the case of a particular Offering, the Brokerage Fee, the Custody Fee and Sourcing Fee (which may be waived by the Manager) related to the Offering are paid from the proceeds of the successfully closed Offering. These expenses will not be incurred by the Company, the applicable Series or the Manager, if an Offering does not close as of the end of the Current Period. The Interests that are issued by each individual Series do not provide the investors with any voting rights in the Series other than those detailed in the Company’s Operating Agreement. All of the control and operating decisions relating to the operations of a Series are held by the Manager in accordance with the terms of the Operating Agreement.

Capital Contributions are made by the Manager to cover Operating Expenses for which the Manager has elected not to be reimbursed. In addition, in the case of a Closing for which a deficiency of offering proceeds over the required cash outlays exists, the Manager will make an additional capital contribution to the Series to cover any such deficiencies.

The table below outlines Membership Contributions and Uses for closed Offerings:

Membership Contribution and Uses at Closing as of the end of the Current Period
Applicable Series	Closing Date	Membership Interests	Brokerage Fee	Sourcing Fee	Custody Fee	Distribution	Total
#URL2	2/3/2022	$140,000	$1,400	$11,200	$1,050	$-	$126,350
#URL1	3/23/2022	$195,000	$1,950	$14,963	$1,462	$-	$176,625
Total		$335,000	$3,350	$26,163	$2,512	$-	$302,975

Note: represents Membership Contributions net of Brokerage Fee, Sourcing Fee and Custody Fee at the Closing of the Offering for the respective Series.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8.Income taxes:

Each Series has elected and qualifies to be taxed as a corporation under the Internal Revenue Code of 1986 (the “Code”), and the Company intends that each future Series will elect and qualify to be taxed as a corporation under the Code.  Each separate Series intends to be accounted for as described in ASC Topic 740,” Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of the end of the Current Period.

The Company has elected to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Code. Therefore, the Company is a pass-through entity and is not a tax paying entity for federal income tax purposes. Instead, the members are each liable for income tax on their respective shares of taxable income.

9.Earnings (loss) / income per membership Interest:

Upon completion of an Offering, each Series intends to comply with the accounting and disclosure requirements of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) / income per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding Interests in that particular Series during the period.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS

Series Members

The managing member of the Company is the Manager. The Company will admit additional members to each of its Series through the Offerings of Interests in each Series. By purchasing an Interest in a Series of Interests, the Investor is admitted as a member of the Series and will be bound by the Operating Agreement. Under the Operating Agreement, each Investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers and Advisory Board members.

Officer and Affiliate Loans

From time to time, affiliates of the Manager and their individual officers may make loans to the Company to facilitate the purchase of Underlying Assets prior to the Closing of a Series’ Offering.  It is anticipated that each of the loans and related interest will be paid by the Company through proceeds of the Offering associated with a Series. Because the Series will repay the Company and other parties, such as the Manager, the BOR and the Custodian and their respective affiliates, from the proceeds of a closed Offering, it is anticipated that no Series will bear the economic effects of any loan made to purchase another Underlying Asset. There were no loans from affiliates of the Manager or their individual officers during the Current Period and the Prior Period.

From time to time the Asset Manager, affiliates of the Manager or third parties may make non-interest-bearing loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing loans used to acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

During the Current Period, ownership of a Series containing an Underlying Asset with a total carrying value of $176,369 that was initially purchased by RSE Portfolio, LLC, a related entity, from third-party sellers was transferred to the Company on April 11, 2023. The transaction was accounted for in accordance with ASC 805-50, Transactions Between Entities Under Common Control. As a result, the presentation of the individual Series #MANTLE319 financial statements included herein reflect the historical financial information for Series #MANTLE319 as of June 30, 2023 and December 31, 2022 and for the periods ended June 30, 2023 and 2022.  The consolidated financial statements as of June 30, 2023 and for the period ended June 30, 2023 include the financial information for Series #MANTLE319 commencing from the April 11, 2023 date of transfer. Capital Contribution of $3,026 and Accumulated Deficit of $2,618 were transferred to the Company along with the ownership of the Underlying Asset. This resulted in $408 in equity balance at the beginning of the Current Period for the Underlying Asset. The following balances were also transferred to the Company: Prepaid Insurance of $707, Accounts Payable of $65 and Accrued Property Tax of $234. Under the terms of the transfer agreement all rights, titles and interests along with any liabilities or obligations associated with these Underlying Assets were transferred to the Company. During the Current Period, the Company distributed $25,000 to the Manager and its affiliates.

As of the end of the Current Period and Prior Year, amounts outstanding due to Manager and affiliates are shown as below:

Period	Due to the Manager and its Affiliates
Current Period	$ 184,991
Prior Year	$ 2,279

In December 2022, an Underlying Asset with a total carrying value of $330,450 that was initially purchased by RSE Innovation, LLC from a third-party seller was transferred to a related entity. Under the terms of the transfer, the Company transferred all rights, titles and interests along with any liabilities or obligations associated with this Underlying Asset. The Company generated revenues from this asset during the Prior Period.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE D –DEBT

On November 24, 2020 RSE Markets, Rally Holdings and the Company replaced its original 2019 $2.25 million demand note with a $10.0 million credit facility (the “CF”) with Upper90 Capital Management, LP. While the amounts borrowed under the CF were used to make asset purchases, neither the Company nor any Series was a borrower under the CF, neither was responsible for repayment of any amounts outstanding, and neither was jointly and severally liable under the CF. RSE Markets had drawn upon the CF on two separate times, November 24, 2020 and January 29, 2021 (each such date, the “Credit Date”). The CF had an interest rate of 15.00% per annum and a maturity date for each tranche of the earlier of (i) the two-year anniversary of the Credit Date of the respective tranche, and (ii) November 24, 2024 (or such earlier date on which the Loans became due and payable). The CF contained covenants and indemnification obligations that are customary for credit arrangements of this type. The Company could not use the CF to purchase intangible assets. As of December 31, 2022, RSE Markets paid back all amounts due under the CF and the CF was terminated.

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

Overview of Revenues

The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers, and its related amendments. We determine revenue recognition through the following steps:

•identification of a contract with a customer;

•identification of the performance obligations in the contract;

•determination of the transaction price;

•allocation of the transaction price to the performance obligations in the contract; and

•recognition of revenue when or as the performance obligations are satisfied.

One Underlying Asset generated revenues through customer contracts during the Prior Period. No other Underlying Assets of the Company or Series have generated revenues to date. No revenue models have been demonstrated at the Company or Series level during the Current Period and we do not expect either the Company or any of its Series to generate any revenues for some time.

     Overview of Costs and Expenses

The Company distinguishes costs and expenses between those related to the purchase of a particular Underlying Asset and Operating Expenses related to the management of such an Underlying Asset.

Fees and expenses related to the purchase of an Underlying Asset include, Acquisition Expenses. Other fees are incurred upon the Closing of an Offering and include Offering Expenses, Brokerage Fees, Custody Fees, and Sourcing Fees.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the Closing of an Offering and those incurred after the Closing of an Offering. Although these pre- and post- Closing Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) are similar in nature and are associated with a Series, pre-Closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-Closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a rate of interest or (iv) issuance of additional Interest in a Series (at the discretion of the Manager).

If the Operating Expenses of a particular Series exceed the amount of reserves retained by or revenues generated from the applicable Underlying Asset, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to such Series, on which the Manager or the Asset Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by the applicable Underlying Asset (an “Operating Expenses Reimbursement Obligation”), or (c) cause additional Interests to be issued in the applicable Series in order to cover such additional

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

amounts. In connection with the allocation of Operating Expenses to the various Series, the Manager will periodically (and no less than semiannually) review Series’ ability to pay their Operating Expenses. Based on that review, the Manager will determine the method by which such Operating Expenses will be paid, including whether any Operating Expenses Reimbursement Obligations will be incurred.

Allocation Methodology

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the Underlying Assets or the number of Underlying Assets, as stated in the Manager’s allocation policy and as determined by the Manager. The Manager may amend its allocation policy at its sole discretion from time to time.

Allocation Methodology or Description by Category

•Revenue: The Company generated revenues directly attributable to an Underlying Asset during the Prior Period. The Company accounted for revenues in accordance with ASC 606, Revenue from Contracts with Customers (as described in Note E – Revenue, Expense and Costs Allocation Methodology). No revenue models have been demonstrated at the Company or Series level during the Current Period and we do not expect either the Company or any of its Series to generate any revenues for some time.

•Offering Expenses: Offering Expenses, other than those related to the overall business of the Manager (as described in Note B – Summary of Significant Accounting Policies – Offering Expenses) are funded by the Manager and generally reimbursed through the Series proceeds upon the Closing of an Offering. Offering Expenses are charged to a specific Series.

•Acquisition Expenses: Acquisition Expenses (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), are typically funded by the Manager, and reimbursed from the Series proceeds upon the Closing of an Offering. Unless, to the extent that certain Acquisition Expenses are anticipated prior to the Closing, but incurred after the Closing of an Offering, for example identification fees, in which case, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering. Acquisition Expenses incurred are specific to and are capitalized into the cost of the Underlying Asset on the balance sheet of the Company and subsequently transferred to the Series upon Closing of the Offering for the Series Interests.

•Sourcing Fee / Losses: The Sourcing Fee is paid to the Manager from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series. Losses incurred related to closed Offerings, due to shortfalls between proceeds from closed Offerings and costs incurred in relation to these Offerings are charged to the specific Series but are reimbursed by the Manager and accounted for as capital contributions to the Series (as described in Note B – Summary of Significant Accounting Policies – Capital Assets).

•Brokerage Fee: The Brokerage Fee is paid to the BOR from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series.

•Custody Fee: The Custody Fee is paid to the Custodian from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series.

•Operating Expenses: Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses), including asset verification, storage, marketing costs and other Series related Operating Expenses, are expensed as incurred:

oPre-Closing Operating Expenses are borne by the Manager and accounted for as capital contributions from the Manager to the Company and are not reimbursed.

oPost-Closing Operating Expenses are the responsibility of each individual Series.

oIf not directly charged to the Company or a Series, Operating Expenses are allocated as follows:

▪Cloud storage: based on the number of Underlying Assets in the cloud storage

▪Bookkeeping and accounting fees: allocated monthly across all closed Series Offerings

▪Custodial fees: based on the number of Underlying Assets

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

▪Appraisal and valuation fees: based on the number of Underlying Assets

▪Ongoing registrar fees: allocated directly to the Underlying Asset

▪Marketing: based on the number of Underlying Assets marketed to potential Investors

oGains and Losses on Sale and Impairments are directly charged to the Company or a Series.

oWe expect each Series to incur Operating Expenses Reimbursement Obligations, or for the Manager or the Asset Manager to pay such Operating Expenses incurred and not seek reimbursement, to the extent such Series does not have sufficient reserves for such expenses.

NOTE F - FREE CASH FLOW DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow (as described below) of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

i)First, to repay any amounts outstanding under Operating Expenses Reimbursement Obligations.

ii)Second, to create such reserves for that Series as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses for that Series.

iii)Thereafter, to make distributions, at least 50% of which (as described below, net of corporate income taxes applicable to such Series of Interests) shall be distributed as dividends to Investors of a particular Series, and no more than 50% of which shall be distributed to the Asset Manager in payment of the Management Fee for that Series.

“Free Cash Flow” is defined as net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series.

As of the end of the Current Period and Prior Period, no distributions of Free Cash Flow or Management Fees were paid by the Company or in respect of any Series.

Success Fee:

Upon the sale of an Underlying Asset associated with a Series whose initial Offering commenced on or after January 1, 2023, if the Capital Proceeds, as defined in the Operating Agreement, are greater than an amount equal to 110% of the Offering Amount of the Series, as defined in the Operating Agreement, then the Asset Manager shall be entitled to be paid by the Series an amount (the “Success Fee”) calculated as follows:

•If the Capital Proceeds are equal to an amount greater than 110% of the Offering Amount of the related Series but less than or equal to 120% of the Offering Amount of such Series, then the Success Fee shall be an amount equal to 10% of the amount by which the Capital Proceeds exceed 110% of the Offering Amount; or

•If the Capital Proceeds are equal to an amount greater than 120% of the Offering Amount of the related Series, then the Success Fee shall be an amount equal to the sum of one percent (1%) of the Offering Amount plus twenty percent (20%) of the amount by which the Capital Proceeds exceed 120% of the Offering Amount.

The Asset Manager may, in its sole discretion, waive any or all of the Success Fee.  The Company has not yet commenced any new Offerings after December 31, 2022, and therefore no Series are currently subject to the Success Fee.

NOTE G - INCOME TAX

Each Series has elected and qualifies to be taxed as a corporation under the Internal Revenue Code of 1986. The Company has elected to be treated as a disregarded entity

No provision for income taxes for the Current Period and Prior Period have been recorded for any individual Series as all individual Series incurred net losses, except for certain Series that entered into contracts with

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

customers and generate leasing revenue. Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets primarily resulting from net operating losses will not be realized.  The Company’s net deferred tax assets are fully offset by a valuation allowance, and therefore, no tax benefit applicable to the loss for each individual Series for the Current Period and the Prior Period have been recognized. For each Series, net operating loss carryforwards incurred since inception, May 20, 2020, do not expire for federal income tax purposes.

NOTE H - CONTINGENCIES

Government Regulation

Claims arising out of actual or alleged violations of law could be asserted against the Company or its affiliates by individuals or governmental authorities and could expose the Company, its affiliates or each Series to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

NOTE I- SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements. The Company expects to launch and close additional offerings throughout the remainder of the year and beyond.

EXHIBIT INDEX

Exhibit 2.1 – Amended and Restated Certificate of Formation for RSE Innovation, LLC (7)

Exhibit 2.2 – Second Amended and Restated Limited Liability Company Agreement of RSE Innovation, LLC (7)

Exhibit 2.3 – Certificate of Formation for RSE Innovation Manager, LLC (1)

Exhibit 2.4 – Limited Liability Company Agreement of RSE Innovation Manager, LLC (2)

Exhibit 3.1 – Form of Series Designation

Exhibit 4.1 – Form of Subscription Agreement (9)

Exhibit 6.1 – Form of Asset Management Agreement (2)

Exhibit 6.2 – Broker of Record Agreement (3)

Exhibit 6.3 – Form of Purchase Agreement (2)

Exhibit 6.4 – Upper90 Credit and Guaranty Agreement (2)

Exhibit 6.5 – Transfer Agent Agreement (8)

Exhibit 6.6 – NCPS PPEX ATS Company Agreement (5)

Exhibit 6.7 – Executing Broker Secondary Market Transactions Engagement Letter (5)

Exhibit 6.8 – Executing Broker Tools License Agreement (5)

Exhibit 6.9 – NCIT Software and Services License Agreement (5)

Exhibit 6.10 – Series #URL1 Purchase Agreement (6)

Exhibit 6.11 – Series #URL2 Purchase Agreement (6)

Exhibit 6.12 – Purchase Agreement in respect of Series #MANTLE319 (8)

Exhibit 6.13 – Quit Claim Deed in respect of Series #MANTLE319 (8)

Exhibit 8.1 – Amended and Restated Subscription Escrow Agreement (4)

Exhibit 8.2 – Custodian Agreement with DriveWealth, LLC (8)

(1)Previously included as an exhibit to the Company’s Draft Offering Statement on Form 1-A submitted to the Commission on May 6, 2021.

(2)Previously filed as an Exhibit to the Company’s Offering Statement on Form 1-A filed with the Commission on August 20, 2021.

(3)Previously filed as an Exhibit to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed with the Commission on October 8, 2021.

(4)Previously filed as an Exhibit to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed with the Commission on November 24, 2021.

(5)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 1 to its Form 1-A filed with the Commission on February 14, 2022.

(6)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 3 to its Form 1-A filed with the Commission on May 6, 2022.

(7)Previously filed as an Exhibit to the Company’s Annual Report on Form 1-K for the Fiscal Year Ended December 31, 2022, filed with the Commission on April 11, 2023.

(8)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 5 to its Form 1-A filed with the Commission on April 14, 2023.

(9)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 6 to its Form 1-A filed with the Commission on May 19, 2023.

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE INNOVATION, LLC

By: RSE Innovation Manager, LLC, its managing member

    By: Rally Holdings LLC, its sole member

By: RSE Markets, Inc., its sole member

    By: /s/ Christopher J. Bruno

    Name: Christopher J. Bruno

    Title: Chief Executive Officer & President

    Date: September 18, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher J. Bruno Name: Christopher J. Bruno	Chief Executive Officer & President of RSE Markets, Inc. (Principal Executive Officer)	September 18, 2023

/s/ Maximilian F. Niederste-Ostholt Name: Maximilian F. Niederste-Ostholt	Chief Financial Officer of RSE Markets, Inc. (Principal Financial Officer and Principal Accounting Officer)	September 18, 2023

RSE INNOVATION MANAGER, LLC

By: Rally Holdings LLC, its sole member

By: RSE Markets, Inc., its sole member

By: /s/ Christopher J. Bruno

Name: Christopher J. Bruno

Title: Chief Executive Officer & President

	Managing Member	September 18, 2023